Distribution Information	Deal Information

Deal Name:	Residential Asset Mtge Products, 2007-SP1
Asset Type:	Mortgage Asset-Backed Pass-Through Certificates
Closing Date:	04/10/2007
First Distribution Date:	04/25/2007
Determination Date:	11/20/2007
Distribution Date:	11/26/2007
Record Date:	
Book-Entry:	11/21/2007
Definitive:	10/31/2007
Trustee:	Lasalle Bank, Na.
Main Telephone:	312-904-6709
GMAC-RFC	
Bond Administrator:	Nicholas Gisler
Telephone:	818-260-1628
Pool(s) :	40502,40503

GMAC RFC

Statement to Certificateholder

Residential Asset Mtge Products, 2007-SP1

November 26, 2007

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)		(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	74978AAA8	181,796,000.00	137,527,526.09	5.02250000	5,166,072.27	613,984.00	5,780,056.27	0.00	0.00	0.00	132,361,453.82
A-2	74978AAB6	61,928,000.00	61,928,000.00	5.22250000	0.00	287,483.54	287,483.54	0.00	0.00	0.00	61,928,000.00
A-3	74978AAC4	66,211,000.00	66,211,000.00	5.35250000	0.00	315,017.22	315,017.22	0.00	0.00	0.00	66,211,000.00
M-1	74978AAD2	14,112,000.00	14,112,000.00	5.44250000	0.00	68,270.72	68,270.72	0.00	0.00	0.00	14,112,000.00
M-2	74978AAE0	11,433,000.00	11,433,000.00	5.87250000	0.00	59,680.26	59,680.26	0.00	0.00	0.00	11,433,000.00
M-3	74978AAF7	6,788,000.00	6,788,000.00	5.87250000	0.00	35,433.36	35,433.36	0.00	0.00	0.00	6,788,000.00
M-4	74978AAG5	4,287,000.00	1,849,966.30	6.12250000	138,146.11	10,067.93	148,214.04	0.00	0.00	0.00	1,711,820.19
SB	74978AAH3	10,718,604.59	13,155,241.84	0.00000000	0.00	50,261.32	50,261.32	0.00	0.00	138,146.11	13,293,387.95
R-I	74978AAJ9	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	74978AAK6	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deal Totals		**357,273,604.59**	**313,004,734.23**		**5,304,218.38**	**1,440,198.35**	**6,744,416.73**	**0.00**	**0.00**	**138,146.11**	**307,838,661.96**

GMAC RFC

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	74978AAA8	756.49368572	28.41686434	3.37732403	31.79418838	0.00000000	0.00000000	728.07682138
A-2	74978AAB6	1,000.00000000	0.00000000	4.64222226	4.64222226	0.00000000	0.00000000	1,000.00000000
A-3	74978AAC4	1,000.00000000	0.00000000	4.75777771	4.75777771	0.00000000	0.00000000	1,000.00000000
M-1	74978AAD2	1,000.00000000	0.00000000	4.83777778	4.83777778	0.00000000	0.00000000	1,000.00000000
M-2	74978AAE0	1,000.00000000	0.00000000	5.22000000	5.22000000	0.00000000	0.00000000	1,000.00000000
M-3	74978AAF7	1,000.00000000	0.00000000	5.22000000	5.22000000	0.00000000	0.00000000	1,000.00000000
M-4	74978AAG5	431.52934453	32.22442501	2.34847912	34.57290413	0.00000000	0.00000000	399.30491952
SB [1]	74978AAH3							
R-I	74978AAJ9	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	74978AAK6	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

[1] Factors not reported for OC Classes

Deal Factor :	86.16328159%
Group I-FIXED Factor :	90.38946570%
Group II-ARM Factor :	81.58633912%

GMAC RFC

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	**End**				**(1)**	**(2)**	**(3)**	**(4)**	**(5)**	**(6)**	
A-1	10/25/2007	11/25/2007	Actual/360	137,527,526.09	5.02250000	613,984.00	0.00	0.00	0.00	0.00	613,984.00	0.00
A-2	10/25/2007	11/25/2007	Actual/360	61,928,000.00	5.22250000	287,483.54	0.00	0.00	0.00	0.00	287,483.54	0.00
A-3	10/25/2007	11/25/2007	Actual/360	66,211,000.00	5.35250000	315,017.22	0.00	0.00	0.00	0.00	315,017.22	0.00
M-1	10/25/2007	11/25/2007	Actual/360	14,112,000.00	5.44250000	68,270.72	0.00	0.00	0.00	0.00	68,270.72	0.00
M-2	10/25/2007	11/25/2007	Actual/360	11,433,000.00	5.87250000	59,680.26	0.00	0.00	0.00	0.00	59,680.26	0.00
M-3	10/25/2007	11/25/2007	Actual/360	6,788,000.00	5.87250000	35,433.36	0.00	0.00	0.00	0.00	35,433.36	0.00
M-4	10/25/2007	11/25/2007	Actual/360	1,849,966.30	6.12250000	10,067.93	0.00	0.00	0.00	0.00	10,067.93	0.00
SB	10/01/2007	10/31/2007	30/360	13,155,241.84	0.00000000	0.00	0.00	138,146.11	0.00	50,261.32	50,261.32	0.00
Deal Totals				**313,004,734.23**		**1,389,937.03**	**0.00**	**138,146.11**	**0.00**	**50,261.32**	**1,440,198.35**	**0.00**

Current Index Rates

Index Type	Rate	Classes
LBTEL-SBD 25 -2BD	4.87250000	A-1, A-2, A-3, M-2, M-4, M-3, M-1

5. Other Income Detail

Class	Prepayment Charges	Remaining Excess Cash Flow and OC Release Amount	Other Income Distribution
	(1)	(2)	(1) + (2) = (3)
SB	9,948.88	40,312.44	50,261.32
Deal Totals	**9,948.88**	**40,312.44**	**50,261.32**

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Group I-FIXED	1,705.16	1,705.16	0.00	0	0.00	65,593.10	2,757.12	18,766.90	0.00	0.00	0.00
Group II-ARM	13,744.60	13,744.60	0.00	0	0.00	50,585.93	0.00	134,570.47	0.00	0.00	0.00
Deal Totals	**15,449.76**	**15,449.76**	**0.00**	**0**	**0.00**	**116,179.03**	**2,757.12**	**153,337.37**	**0.00**	**0.00**	**0.00**

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

(A) Prepayment Interest Shortfall Amounts

Class	Current Period	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)
A-1	0.00	0.00	0.00	0.00	0.00
A-2	0.00	0.00	0.00	0.00	0.00
A-3	0.00	0.00	0.00	0.00	0.00
M-1	0.00	0.00	0.00	0.00	0.00
M-2	0.00	0.00	0.00	0.00	0.00
M-3	0.00	0.00	0.00	0.00	0.00
M-4	0.00	0.00	0.00	0.00	0.00
SB	0.00	0.00	0.00	0.00	0.00
R-I	0.00	0.00	0.00	0.00	0.00
R-II	0.00	0.00	0.00	0.00	0.00
Deal Totals	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**

(B) Basis Risk/Net WAC Shortfall Amounts

Class	Current Period Uncompensated	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)
A-1	0.00	0.00	0.00	0.00	0.00
A-2	0.00	0.00	0.00	0.00	0.00
A-3	0.00	0.00	0.00	0.00	0.00
M-1	0.00	0.00	0.00	0.00	0.00
M-2	0.00	0.00	0.00	0.00	0.00
M-3	0.00	0.00	0.00	0.00	0.00
M-4	0.00	0.00	0.00	0.00	0.00
SB	0.00	0.00	0.00	0.00	0.00
R-I	0.00	0.00	0.00	0.00	0.00
R-II	0.00	0.00	0.00	0.00	0.00
Deal Totals	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Group I-FIXED	Count	1,307	1,185	N/A	275	12	1	0	1	1,171
	Balance/Amount	185,754,540.39	169,463,229.18	311,082.22	44,185.07	1,096,181.79	N/A	0.00	109,243.52	167,902,536.58
Group II-ARM	Count	854	717	N/A	113	20	0	0	2	695
	Balance/Amount	171,519,064.20	143,541,505.05	44,375.90	53,771.97	3,387,446.08	N/A	0.00	119,785.72	139,936,125.38
Deal Totals	Count	**2,161**	**1,902**	N/A	**388**	**32**	**1**	**0**	**3**	1,866
	Balance/Amount	**357,273,604.59**	**313,004,734.23**	**355,458.12**	**97,957.04**	**4,483,627.87**	N/A	**0.00**	**229,029.24**	**307,838,661.96**

Balance of matured loans is included in Scheduled Principal amount.

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Group I-FIXED	6.73576478	6.73037725	298.44	288.26	6.24012016	6.23490395	6.24012016	6.27656149	6.69499892
Group II-ARM	7.76485762	7.76996203	355.81	332.03	7.23202286	7.23507164	7.23202286	6.27656149	6.69499892
Deal Totals	**7.20769865**	**7.20294774**	**324.52**	**308.16**	**6.69499892**	**6.68955637**	**6.69499892**	**N/A**	**N/A**

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
I-FIXED	8.51%	9.36%	11.33%		12.22%
II-ARM	26.03%	23.78%	25.49%		26.07%
Deal Totals	**16.98%**	**16.30%**	**18.21%**		**18.99%**

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Group I-FIXED	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00
Group II-ARM	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00
Deal Totals	**Count**	**0**	**0**	**0**	**0**	**0**
	Scheduled Balance	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**

10. Loan Status Report

Delinquency Calculation Method: Office of Thrift Supervision

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,780	283,293,833.88	1	221,000.00	0	0.00	0	0.00	0.00	1,781	283,514,833.88
30 days	20	4,809,315.06	1	156,209.08	0	0.00	0	0.00	0.00	21	4,965,524.14
60 days	18	4,081,377.05	0	0.00	0	0.00	0	0.00	0.00	18	4,081,377.05
90 days	9	1,496,486.91	0	0.00	2	1,149,723.56	0	0.00	0.00	11	2,646,210.47
120 days	8	1,977,193.09	0	0.00	1	937,649.62	0	0.00	0.00	9	2,914,842.71
150 days	5	1,089,886.01	0	0.00	7	3,304,405.94	0	0.00	0.00	12	4,394,291.95
180 days	2	461,134.19	0	0.00	4	1,509,645.57	0	0.00	0.00	6	1,970,779.76
181+ days	2	341,714.81	0	0.00	6	3,009,087.19	0	0.00	0.00	8	3,350,802.00
Total	**1,844**	**297,550,941.00**	**2**	**377,209.08**	**20**	**9,910,511.88**	**0**	**0.00**	**0.00**	**1,866**	**307,838,661.96**
Current	95.39%	92.03%	0.05%	0.07%	0.00%	0.00%	0.00%	0.00%	0.00%	95.44%	92.10%
30 days	1.07%	1.56%	0.05%	0.05%	0.00%	0.00%	0.00%	0.00%	0.00%	1.13%	1.61%
60 days	0.96%	1.33%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.96%	1.33%
90 days	0.48%	0.49%	0.00%	0.00%	0.11%	0.37%	0.00%	0.00%	0.00%	0.59%	0.86%
120 days	0.43%	0.64%	0.00%	0.00%	0.05%	0.30%	0.00%	0.00%	0.00%	0.48%	0.95%
150 days	0.27%	0.35%	0.00%	0.00%	0.38%	1.07%	0.00%	0.00%	0.00%	0.64%	1.43%
180 days	0.11%	0.15%	0.00%	0.00%	0.21%	0.49%	0.00%	0.00%	0.00%	0.32%	0.64%
181+ days	0.11%	0.11%	0.00%	0.00%	0.32%	0.98%	0.00%	0.00%	0.00%	0.43%	1.09%
Total	**98.82%**	**96.66%**	**0.11%**	**0.12%**	**1.07%**	**3.22%**	**0.00%**	**0.00%**	**0.00%**	**100.00%**	**100.00%**

Statement to Certificateholder

Residential Asset Mtge Products, 2007-SP1

November 26, 2007

Group I-FIXED	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,150	165,382,407.06	0	0.00	0	0.00	0	0.00	0.00	1,150	165,382,407.06
30 days	7	667,095.58	0	0.00	0	0.00	0	0.00	0.00	7	667,095.58
60 days	3	526,679.93	0	0.00	0	0.00	0	0.00	0.00	3	526,679.93
90 days	5	395,473.32	0	0.00	0	0.00	0	0.00	0.00	5	395,473.32
120 days	1	82,301.40	0	0.00	0	0.00	0	0.00	0.00	1	82,301.40
150 days	3	506,864.48	0	0.00	0	0.00	0	0.00	0.00	3	506,864.48
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	2	341,714.81	0	0.00	0	0.00	0	0.00	0.00	2	341,714.81
Total	**1,171**	**167,902,536.58**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0.00**	**1,171**	**167,902,536.58**

Current	98.21%	98.50%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	98.21%	98.50%
30 days	0.60%	0.40%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.60%	0.40%
60 days	0.26%	0.31%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.26%	0.31%
90 days	0.43%	0.24%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.43%	0.24%
120 days	0.09%	0.05%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.09%	0.05%
150 days	0.26%	0.30%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.26%	0.30%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.17%	0.20%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.17%	0.20%
Total	**100.00%**	**100.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**100.00%**	**100.00%**

GMAC RFC

Group II-ARM	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	630	117,911,426.82	1	221,000.00	0	0.00	0	0.00	0.00	631	118,132,426.82
30 days	13	4,142,219.48	1	156,209.08	0	0.00	0	0.00	0.00	14	4,298,428.56
60 days	15	3,554,697.12	0	0.00	0	0.00	0	0.00	0.00	15	3,554,697.12
90 days	4	1,101,013.59	0	0.00	2	1,149,723.56	0	0.00	0.00	6	2,250,737.15
120 days	7	1,894,891.69	0	0.00	1	937,649.62	0	0.00	0.00	8	2,832,541.31
150 days	2	583,021.53	0	0.00	7	3,304,405.94	0	0.00	0.00	9	3,887,427.47
180 days	2	461,134.19	0	0.00	4	1,509,645.57	0	0.00	0.00	6	1,970,779.76
181+ days	0	0.00	0	0.00	6	3,009,087.19	0	0.00	0.00	6	3,009,087.19
Total	673	129,648,404.42	2	377,209.08	20	9,910,511.88	0	0.00	0.00	695	139,936,125.38

	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
Current	90.65%	84.26%	0.14%	0.16%	0.00%	0.00%	0.00%	0.00%	0.00%	90.79%	84.42%
30 days	1.87%	2.96%	0.14%	0.11%	0.00%	0.00%	0.00%	0.00%	0.00%	2.01%	3.07%
60 days	2.16%	2.54%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	2.16%	2.54%
90 days	0.58%	0.79%	0.00%	0.00%	0.29%	0.82%	0.00%	0.00%	0.00%	0.86%	1.61%
120 days	1.01%	1.35%	0.00%	0.00%	0.14%	0.67%	0.00%	0.00%	0.00%	1.15%	2.02%
150 days	0.29%	0.42%	0.00%	0.00%	1.01%	2.36%	0.00%	0.00%	0.00%	1.29%	2.78%
180 days	0.29%	0.33%	0.00%	0.00%	0.58%	1.08%	0.00%	0.00%	0.00%	0.86%	1.41%
181+ days	0.00%	0.00%	0.00%	0.00%	0.86%	2.15%	0.00%	0.00%	0.00%	0.86%	2.15%
Total	96.83%	92.65%	0.29%	0.27%	2.88%	7.08%	0.00%	0.00%	0.00%	100.00%	100.00%

GMAC RFC

11. Delinquency Data

	Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance
1 Month	21	4,965,524.14	13 Months	0	0.00	25 Months	0	0.00	37 Months	0	0.00	49 Months	0	0.00
	1.13%	1.61%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
2 Months	18	4,081,377.05	14 Months	0	0.00	26 Months	0	0.00	38 Months	0	0.00	50 Months	0	0.00
	0.96%	1.33%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
3 Months	11	2,646,210.47	15 Months	0	0.00	27 Months	0	0.00	39 Months	0	0.00	51 Months	0	0.00
	0.59%	0.86%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
4 Months	9	2,914,842.71	16 Months	0	0.00	28 Months	0	0.00	40 Months	0	0.00	52 Months	0	0.00
	0.48%	0.95%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
5 Months	12	4,394,291.95	17 Months	0	0.00	29 Months	0	0.00	41 Months	0	0.00	53 Months	0	0.00
	0.64%	1.43%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
6 Months	6	1,970,779.76	18 Months	0	0.00	30 Months	0	0.00	42 Months	0	0.00	54 Months	0	0.00
	0.32%	0.64%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
7 Months	6	2,562,521.20	19 Months	0	0.00	31 Months	0	0.00	43 Months	0	0.00	55 Months	0	0.00
	0.32%	0.83%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
8 Months	2	788,280.80	20 Months	0	0.00	32 Months	0	0.00	44 Months	0	0.00	56 Months	0	0.00
	0.11%	0.26%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
9 Months	0	0.00	21 Months	0	0.00	33 Months	0	0.00	45 Months	0	0.00	57 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
10 Months	0	0.00	22 Months	0	0.00	34 Months	0	0.00	46 Months	0	0.00	58 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
11 Months	0	0.00	23 Months	0	0.00	35 Months	0	0.00	47 Months	0	0.00	59 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
12 Months	0	0.00	24 Months	0	0.00	36 Months	0	0.00	48 Months	0	0.00	60+ Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%

GMAC RFC

12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Group I-FIXED	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Group II-ARM	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Deal Totals	**Capitalizations**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**
	Other Modifications	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Group I-FIXED	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Group II-ARM	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Deal Totals	**Capitalizations**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**
	Other Modifications	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**

13. Losses and Recoveries

A. Current Cycle Realized Losses

	Current Period Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Group I-FIXED	Loss Count	0	1	0	0	1
	Beginning Aggregate Scheduled Balance	0.00	109,243.52	0.00	0.00	109,243.52
	Principal Portion of Loss	0.00	109,243.52	0.00	0.00	109,243.52
	Interest Portion of Loss	0.00	9,095.13	0.00	0.00	9,095.13
	Total Realized Loss	0.00	118,338.65	0.00	0.00	118,338.65
Group II-ARM	Loss Count	2	0	0	0	2
	Beginning Aggregate Scheduled Balance	119,785.72	0.00	0.00	0.00	119,785.72
	Principal Portion of Loss	65,414.61	0.00	0.00	0.00	65,414.61
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	65,414.61	0.00	0.00	0.00	65,414.61
Deal Totals	**Loss Count**	**2**	**1**	**0**	**0**	**3**
	Beginning Aggregate Scheduled Balance	**119,785.72**	**109,243.52**	**0.00**	**0.00**	**229,029.24**
	Principal Portion of Loss	**65,414.61**	**109,243.52**	**0.00**	**0.00**	**174,658.13**
	Interest Portion of Loss	**0.00**	**9,095.13**	**0.00**	**0.00**	**9,095.13**
	Total Realized Loss	**65,414.61**	**118,338.65**	**0.00**	**0.00**	**183,753.26**

B. Cumulative Realized Losses

	Cumulative Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Group I-FIXED	Loss Count	0	2	0	0	2
	Total Realized Loss	0.00	226,324.22	0.00	0.00	226,324.22
Group II-ARM	Loss Count	2	0	0	0	2
	Total Realized Loss	65,414.61	0.00	0.00	0.00	65,414.61
Deal Totals	**Loss Count**	**2**	**2**	**0**	**0**	**4**
	Total Realized Loss	**65,414.61**	**226,324.22**	**0.00**	**0.00**	**291,738.83**

GMAC RFC

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Group I-FIXED	Subsequent Recoveries Count	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	118,338.65	226,324.22
	Net Loss % [2]	0.06%	0.12%
Group II-ARM	Subsequent Recoveries Count	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	65,414.61	65,414.61
	Net Loss % [2]	0.04%	0.04%
Deal Totals	**Subsequent Recoveries Count**	**0**	**0**
	Subsequent Recoveries	**0.00**	**0.00**
	Net Loss [1]	**183,753.26**	**291,738.83**
	Net Loss % [2]	**0.05%**	**0.08%**

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
Group I-FIXED	Monthly Default Rate	0.06%	0.02%	0.02%		0.02 %
	Constant Default Rate	0.77%	0.26%	0.24%		0.18%
Group II-ARM	Monthly Default Rate	0.08%	0.03%	0.01%		0.01 %
	Constant Default Rate	1.00%	0.33%	0.17%		0.13%
Deal Totals	Monthly Default Rate	**0.07%**	**0.02%**	**0.02%**		**0.01 %**
	Constant Default Rate	**0.88%**	**0.29%**	**0.21%**		**0.16%**

1-Month MDR (Current Month) = SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *….* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

GMAC RFC

14. Credit Enhancement Report

Reserve Accounts

Description	Source	Beginning Balance	DEPOSITS		WITHDRAWALS		Ending Balance
			Investment Earnings	Other Deposits	Draws	Releases	
Supplemental Interest Trust Account		0.00	0.00	5,775.91	5,775.91	0.00	0.00

Hedge Agreements

Description	Provider	Termination Date	Amount Received From Provider	Amount Paid to Provider
Yield Maintenance Agreement	Hsbc Bank Usa	03/01/2012	0.00	0.00
Yield Maintenance Agreement Termination Payment	Hsbc Bank Usa		0.00	0.00
Swap Agreement	Hsbc Bank Usa	03/01/2012	1,013,025.83	1,007,249.92

16. Overcollateralization Summary

	Prior Required Overcollateralization Amount	Beginning Overcollateralization Amount	Overcollateralization Increase/(Reduction) Amount	Ending Overcollateralization Amount	Current Required Overcollateralization Amount
Deal Total	12,849,023.24	13,155,241.84	0.00	13,293,387.95	13,155,241.84

17. Excess Cashflow, Overcollateralization and Derivative Amounts

	Excess Cashflow and Derivative Summary	
(1)	Scheduled Unmodified Net Interest	1,746,305.30
(2)	Interest Losses	9,095.13
(3)	Subsequent Recoveries	0.00
(4)	Interest Adjustment Amount	67.63
(5)	Yield Maintenance/Swap Payment Amount - OUT	0.00
(6)	Yield Maintenance/Swap Payment Amount - IN	5,775.91
(7)	Yield Maintenance Proceeds	0.00
(8)	Certificate Interest Amount	1,389,937.03
(9)	OC Reduction Amount	0.00
(10)	Excess Cashflow Prior to OC Provisions	353,116.68

	Overcollateralization and Derivative Amounts	
	Excess Cashflow Prior to OC Provisions	353,116.68
(1)	Unreimbursed Principal Portion of Realized Losses	0.00
(2)	Principal Portion of Realized Losses	174,658.13
(3)	Overcollateralization Increase	0.00
(4)	Prepayment Interest Shortfall	0.00
(5)	Unpaid PPIS With Accrued Interest	0.00
(6)	Basis Risk Shortfall Carry-Forward Amount	0.00
(7)	Relief Act Shortfall	0.00
(8)	Unreimbursed Realized Losses	0.00
(9)	Turbo Payments to Class M-4	138,146.11
(10)	Swap Termination Payment Amount	0.00
(11)	Realized Loss covered by Yield Maintenance Agreement	0.00
(12)	OC Increase covered by Yield Maintenance Agreement	0.00

(13)	PPIS covered by Yield Maintenance Agreement	0.00
(14)	Unpaid PPIS covered by Yield Maintenance Agreement	0.00
(15)	Basis Risk Shortfall covered by Yield Maintenance Agreement	0.00
(16)	Relief Act Shortfall covered by Yield Maintenance Agreement	0.00
(17)	Unreimbursed Loss covered by Yield Maintenance Agreement	0.00
(18)	Swap Termination Payment covered by YM	0.00
(19)	Realized Loss covered by Swap	0.00
(20)	Overcollateralization Increase covered by Swap	0.00
(21)	Prepayment Interest Shortfall covered by Swap	0.00
(22)	Prior Unpaid Prepayment Interest Shortfall covered by Swap	0.00
(23)	Basis Risk Shortfall covered by Swap	0.00
(24)	Relief Act Shortfall covered by Swap	0.00
(25)	Unreimbursed Realiazed Loss covered by Swap	0.00
(26)	To Class SB Certificates	40,312.44

GMAC RFC

18. Performance Tests

Senior Balance Test	
Senior Certificate Beginning Balance - Actual Value	265,666,526.09
Zero Balance	0.00
Senior Certificate Beginning Balance = 0.00	False
Current Distribution Date >= Target Distribution	
Current Distribution Period	8
StepDownTarget Distribution Period	37
Current Distribution Date >= Target Distribution Date	False
Stepdown Date - Senior Enhancement Test	
Current Senior Enhancement Percent - Actual value	15.37760300%
Specified Senior Enhancement Percent - Target value	26.50000000%
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
StepDown Date and Senior Enhancement pass	
Current Distribution Date >= Target Distribution Date	False
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
StepDown Date has occured	
Senior Certificate Beginning Balance = 0.00	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
Stepdown Date has occurred	False
Sixty-Plus Delinquency Percentage >= Target %	
3-Month Average Sixty-Plus Delinquency Percentage - Actual Value	4.81676400%
Senior Enhancement Delinquency Percentage - Target Value	6.95067700%
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False

Trigger Event - Realized Loss Test	
Aggregate Realized Loss Percentage - Actual Value	0.08165700%
Scheduled Loss Target Percent	999.99000000%
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect?	
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect	False

19. Lender Paid Mortgage Insurance

	Claims Paid		Claims Denied		Claims Outstanding	
	Count	Amount	Count	Amount	Count	Amount
Group I-FIXED	0	0.00	0	0.00	0	0.00
Group II-ARM	1	26,741.88	0	0.00	0	0.00
Deal Total	1	26,741.88	0	0.00	0	0.00

20. Comments

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Asset Mortgage Products, 2007-SP1
November 26, 2007

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	6,679,785.26
Prepayment Premium	9,948.88
Liquidation and Insurance Proceeds	45,275.98
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivatives Payment)	21,293.30
Total Deposits	6,756,303.42

Uses of Funds	Amount
Transfer to Certificate Account	6,744,416.73
Reimbursed Advances and Expenses	9,129.52
Master Servicing Compensation	2,757.17
Derivatives Payment	0.00
Total Withdrawals	6,756,303.42

Ending Balance	0.00